UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39437

Corvus Gold ULC
(as successor by amalgamation to Corvus Gold Inc.)

(Exact name of registrant as specified in its charter)

1750, 700 West Pender Street
Vancouver, BC
Canada
V6C 1G8
Telephone: (604) 638-3246

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, No Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None *

*  On January 18, 2022, pursuant to the Arrangement Agreement, dated as of September 13, 2021 (the “Arrangement Agreement”), by and among inter alios Corvus Gold Inc., a corporation existing under the laws of British Columbia (the “Company”) and 1323606 B.C. Unlimited Liability Company, an unlimited liability company existing under the laws of British Columbia (the “Purchaser”), the Company consummated the statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”), pursuant to which the Purchaser, among other things, acquired the remaining 80.5% of the outstanding common shares of the Company (the “Corvus Shares”) not already owned by it. Subsequently, the Purchaser and the Company were amalgamated to form one corporate entity (Corvus Gold ULC), with the legal existence of the Purchaser surviving the amalgamation and the Corvus Shares were canceled pursuant to the Arrangement. AngloGold Ashanti (U.S.A.) Holdings Inc., which is the direct parent company of the Purchaser, received one common share in the authorized share structure of Corvus Gold ULC for each common share previously held by AngloGold Ashanti (U.S.A.) Holdings Inc. in the Purchaser. Corvus Gold ULC is now a direct wholly owned subsidiary of AngloGold Ashanti (U.S.A.) Holdings Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, Corvus Gold ULC (as successor by amalgamation to Corvus Gold Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CORVUS GOLD ULC

Date: January 28, 2022	By:	/s/ Timothy Thompson
		Name:	Timothy Thompson
		Title:	President